

SK Corporation
99, Seorin-dong, Jongro-gu,
Seoul 110-110, Korea
TEL:82-2-2121-5114
FAX:82-2-2121-7001

File No.
82-3901

Securities and Exchange Commission
450 Fifth Street, Judiciary Sq., N.W.
Washington, D.C. 20549
U.S.A.
Attention : Filing Desk


SEC MAIL
RECEIVED
PROCESSING
JUL - 7 2003
WASH. D.C.
188
SECTION

June 25, 2003

Re : SK Corporation - Information to be furnished
Pursuant to Rule 12g3 - 2(b) under the
Securities Exchange Act of 1934

SUPPL


03024378

Dear Sir :

In accordance with the rule 12g3-2(b) Exemption of the U.S. Securities and Exchange Commission (" the SEC "), SK Corporation is submitting the following information:

- Documents that have been made public, filed or distributed in Korea
- Press releases

Yours Sincerely,





Hyun Chun Jung
Senior Manager
Investor Relations Team

Attachment

File No.
82-3901

Instruments for 12g3-2(b) Exemption

Jun 25, 2003

Investor Relations Team

SK Corporation

File No.
82-3901

Documents released by SK Corporation from Mar 1 to Apr 30, 2003

Reports to FSC

Registration Statements/Prospectus for the Company's Guaranteed and Non-guaranteed Debenture	Date
None	

File No.
82-3901

Reports to KSE

Financial Results (Fair Disclosure)	Mar 4, 2003
Change in Majority Shareholder or Principal Shareholder	Mar 12, 2003
General Fair Disclosure Obligation	Mar 13, 2003
Response to Inquiry on Market Rumor or Media Report	Mar 13, 2003
Resolutions of Annual Shareholders' Meeting	Mar 14, 2003
Appointment of Outside Director	Mar 15, 2003
Appointment of Outside Director	Mar 15, 2003
Appointment of Member of Audit Committee	Mar 15, 2003
General Fair Disclosure Obligation	Mar 17, 2003
Leasing Real Estate from Major Shareholders etc.	Mar 17, 2003
Financial Results (Fair Disclosure)	Mar 24, 2003
Leasing Real Estate to Major Shareholders etc.	Mar 26, 2003
Response to Inquiry on Market Rumor or Media Report (Denial)	Mar 28, 2003
Purchase of Real Estate from Major Shareholders etc.	Apr 2, 2003
Response to Inquiry on Market Rumor or Media Report	Apr 10, 2003
Change in Majority Shareholder or Principal Shareholder	Apr 11, 2003
Change in Majority Shareholder or Principal Shareholder	Apr 15, 2003
General Fair Disclosure Obligation	Apr 15, 2003
Business and Management Plan (Fair Disclosure)	Apr 24, 2003
Leasing Real Estate to Major Shareholders etc.	Apr 26, 2003
Financial Results (Fair Disclosure)	Apr 29, 2003

General Press Releases

News compilation of which the abstracts are translated into English	Mar 1 ~ Apr 30, 2003

File No.
82-3901

Reports to FSC

1. Registration Statements / Prospectus for the Company's Guaranteed and Non-Guaranteed Debentures

None

File No.
82-3901

Reports to KSE

2. Public Notices to the Korea Stock Exchange

【01】

Financial Results (Fair Disclosure)
(Mar 4, 2003)

1. Type of information: SK Corp Sales Results (January 2003)

2. Details
   1) Period: January 2003
   2) Results:

(Bil KRW)

	Dec 2002	Jan 2003	Changes
Petroleum	1,013	1,060	+5%
Petrochemical	208	265	+27%
Lubricant	29	33	+14%

① Petroleum: Sales volume and amount in export increased due to strong regional margin.
② Petrochemical: Sales volume, amount and unit price increased due to strong performance of aromatic products.
③ Lubricant: Sales volume increased by 27% and amount increased by 14%.

3. Selective Disclosure
   - Information provider: SK Corp. IR Team
   - Information recipient: Analysts and investors
   - Time/Place and name of event: Information to be uploaded on the company web site on 4, Mar.

4. Point of Contact:
   - Disclosure officer: Senior Vice President Jeong Joon Yu
   - Person in charge: Joon Hee Lee
   - Department: IR Team

5. Others: Refer to the attached for more detailed information

【02】

Change in Majority Shareholder or Principal Shareholder (Mar 12, 2003)

1. Details of change

   [Before change]
   - Name of majority (or principle) shareholder: Chey Taewon and other 10
   - Number of shares held: 31,154,489
   - Share holding ratio (%): 24.54

   [After change]
   - Name of majority (or principle) shareholder: SK C&C and other 10
   - Number of shares held: 31,154,489
   - Share holding ratio (%): 24.54

2. Reasons for change: Invalidation of stock purchase and sale on Mar 25, 2002

3. Date when the change is confirmed: Mar 11, 2003

4. Others: Share holding ratio is for common stock

【03】

General Fair Disclosure Obligation (Mar 13, 2003)

[SK Corp.'s official announcement on the recent incidents]

First of all, we deeply regret the recent incidents surrounding SK Global and our company and we will do our utmost to restore investors' confidence by transparently informing the investors' community of all the related matters.

1. Regarding the final investigation statement by the prosecutor's office

The Seoul District Prosecutor's Office (SDPO) announced its final statement regarding the investigation on SK Group, which could be summarized into 3 allegations. 1) Internal trading of share swap between SK C&C and Grand Walkerhill Hotel by the Chairman 2) Malfeasance of secret transaction by SK Securities and JP Morgan 3) Accounting irregularity of SK Global. All of the allegations do not directly relate to SK Corp. and we believe it will become more clear as it proceeds with trial.

2. Change of income statement due to SK Global's accounting irregularity

On March 10th, SK Corp. had readjusted its recurring profit from 866.1 bil. KRW to 390.7 bil. KRW for the fiscal year 2002 and publicly disclosed it. From the SK Corp.'s standpoint, we needed to submit the financial statements for shareholders' approval at General Shareholders Meeting on March 14, 2003. Therefore, by taking into account the advice from the independent auditors, we had conservatively deducted 475.4 bil. from the equity income on investments. The current amount of SK Global's investment securities is 178.5 bil. KRW.

3. Transaction amount between SK Global and SK Corp.

In relations to SK Global and its overseas offices, we have net 1.5 trillion KRW of account receivables outstanding. Almost all of them are usual transactions, which are trade receivables related to import/export of petroleum and petrochemical products.

SK Corp. current holds 30 bil KRW of guarantee to SK Global's overseas entities and 80 bil. KRW of product export performance guarantee. We understand that we do not hold any contingent liability for SK Global except the above mentioned.

4. About SK Corp.'s liquidity

Corporate bond maturing in year 2003 is 890 bil. KRW and we had already repaid 150 bil. KRW out of the above amount. We have 2 tri. KRW of trade finance (Usance) outstanding.

In the year 2002, we had reduced our debt level with the proceeds from SKT share sell-off. Under a recent increase in geographical risk, we had secured our liquidity by holding 2.6 tri. KRW of cash and cash equivalents including 700 mil. of US dollars.

Also, due to improved cash flow from strong refining margin and widened petrochemical product spreads since 4th quarter of last year, we believe we do not any problems in liquidity.

Regarding crude oil import, we are currently utilizing only 50% of our credit line.

5. Possibility of impact on SK Corp.'s operations

SK Global is a marketing arm of SK Corp., which sells the petroleum products using its network and acts as a trading house for some of the petroleum and petrochemical products. Currently, the operations of SK Global's distribution network is normal and as SK Corp. has the power to control the supply chain from the supplier to the end customers, we believe that there is little possibility that there could be a problem in the distribution network.

Especially, we would like to stress the fact that our procurement and distribution channel was established through a long period of time based on trust.

In terms of domestic network, only 340 (9%) service stations are owned by SK Global out of 3,700 service stations. In case of emergency, we can directly supply our products to the service stations, therefore the possibility of adverse impact on the operations of SK Corp. is very little.

In regards to export and import of the products, SK Corp. has its independent overseas offices in Singapore, London and Houston. These overseas offices can substitute SK Global's overseas entities in the emergency situation. The SK Corp's overseas offices have been co-marketing with the SK Global's overseas entities from the past. Also, from the demand side, they have been relying on our ability to provide stable products for long period of time, therefore, there is a little possibility that a problem may arise.

6. Future plans

SK Corp. will enhance management efficiency through strong operation improvement and reduced capex. We will secure additional liquidity by selling non/under-performing assets such as lands and investment securities and further

reduce our debt level. Also, through this incident, we will endeavor to establish a world-class corporate governance and transparent management led by the board of directors in order to maximize shareholder value. We will promptly disclose any information related to the profit of the shareholders and intercept any unreasonable support to any SK Group related companies including SK Global. We will become a model company by observing the fair trade law.

7. Selective Disclosure
   - Information provider: SK Corp. IR Team
   - Information recipient: Domestic investors
   - Time/Place and name of event: Mar 13, 2003
     Presentation to institutional investors

8. Point of Contact:
   - Disclosure officer: Senior Vice President Jeong Joon Yu
   - Person in charge: Joon Hee Lee
   - Department: IR Team

9. Others:
   - The company plans to have a presentation to institutional investors after public notice is made.

【04】

Response to Inquiry on Market Rumor or Media Report (Mar 13, 2003)

Disclosure upon request for information on 'SK Corporation's purchase of treasury stock

The company is considering repurchase of treasury stock, but no specific plan has been made yet.
We will disclose our decision including details of plan, as soon as the decision is made.

(Disclosure officer) Senior Vice President Jeong Joon Yu

※ This statement is a response to the KSE's request for information made at 10:50 on 13 Mar, 2003.

【05】

Resolutions of Annual Shareholders' Meeting (Mar 14, 2003)

1. Approval of financial statements: The 41st fiscal year (unit: million KRW)
   - Total assets: 13,825,621
   - Total debts: 8,527,040
   - Paid-in capital: 644,756
   - Shareholders' equity: 5,298,581
   - Auditor's opinion: Unqualified
   - Sales: 13,388,151
   - Ordinary profit: 390,662
   - Net profit: 296,812
   - EPS (KRW): 2,595

2. Details of dividends
   - Dividend per share (KRW): 800 (Common) / 850 (Preferred)
   - Total dividends (KRW): 92 694 625 000
   - Dividend ratio to market value (%): 5.28 (Common) / 8.83 (Preferred)
   - Payout ratio (%): 31.23

3. Status of directors
   - Appointment of directors: Outside director Han, Young Suk (Reappointment)
     Outside director Park, Ho Suh (Reapointment)
   - Outside directors
     Number of total directors: 10
     Number of outside directors: 5
     Outside director's ratio to the total directors (%): 50
   - Number of auditors: -
   - Number of audit committee members: outside director (5), standing director (-)

4. Details of other resolution (All passed in the original form)
   ① Approval of the financial statements for the 41st business year
   ② Election of a director
   ③ Election of a director who is a member of audit committee
   ④ Approval on the limit of remuneration for directors

5. Date of shareholders' meeting: Mar 14, 2003

6. Others: None

【06】

Appointment of Outside Director (Mar 15, 2003)

1. Details of outside director
   - Name: Han, Young Suk
   - Age: 66
   - Final academic degree: Master's degree, California University
   - Current position: Lawyer of Woo-Il law firm
   - Professional background:
     1989: Chief public prosecutor of the Seoul high public prosecutor's office
     1992: Director of the office of legislation

2. Term of office: 3 years

3. Reasons for appointment: Reappointment

4. Date of shareholders' meeting: Mar 14, 2003

5. Applicability of disqualification criteria for outside director: Qualified

6. Others: None

【07】

Appointment of Outside Director
(Mar 15, 2003)

1. Details of outside director
   - Name: Park, Ho Suh
   - Age: 70
   - Final academic degree: Bachelor of business, Korea University
   - Current position: Outside director and member of audit committee of SK Corp.
   - Professional background:
     1990: Audit director of Yukong
     1999: Outside auditor of SK Corp.

2. Term of office: 3 years

3. Reasons for appointment: Reappointment

4. Date of shareholders' meeting: Mar 14, 2003

5. Applicability of disqualification criteria for outside director: Qualified

6. Others: None

【08】

Appointment of Member of Audit Committee (Mar 15, 2003)

1. Details of member of audit committee
   - Name: Park, Ho Suh
   - Age: 70
   - Final academic degree: Bachelor of business, Korea University
   - Current position: Outside director and member of audit committee of SK Corp.
   - Professional background:
     1990: Audit director of Yukong
     1999: Outside auditor of SK Corp.

2. Term of office: 3 years

3. Reasons for appointment: Reappointment

4. Date of shareholders' meeting: Mar 14, 2003

5. Applicability of disqualification criteria for outside director

- a minor, legally incompetent, quasi-incompetent person:	NO
- a person who has not been reinstated from bankruptcy:	NO
- less than 2 years since completion of sentence of imprisonment,: or less than 2 years since conditional release by the court	NO
- less than 2 years since discharge or dismissal pursuant to the: Securities & Exchange law	NO
- a majority shareholder, a spouse or direct ascendant or descendant: of a majority shareholder of the company	NO
- incumbent standing officer, employee or former standing officer,: employee of company in the last 2 years, spouse or direct ascendant or descendant of incumbent standing officer	NO
- incumbent standing officer, employee or former standing officer,: employee of an affiliated company in the last 2 years	NO

6. Position in the board: Outside director

7. Others: None

【09】

General Fair Disclosure Obligation
(Mar 17, 2003)

"SK Corp. not to support SK Global, unless it is for its interest"

1. SK Corporation would like to clear out our position on SK Global's recent issue regarding some of misleading media reports stating that SK Global needs support from SK Corporation as an affiliate company and as a largest shareholder and that we had already promised "support."

2. First of all, we had already stated our relations with SK Global regarding status of operational transactions, account receivables/payables and contingency liabilities through an investor conference and general shareholder's meeting. Also, we would like to reiterate the fact that, aside from the prospect of SK Global, we are not facing any operational or liquidity problems.

3. We will be co-operative in terms of normalizing the operations of SK Global in order to maintain our business but it must be in accordance with the interest of our shareholders and creditors and will keep our relation complying with relative laws and regulations. We will NOT support SK Global when it is against our interest and will observe the relevant laws and regulations including the fair trade law.

4. Our stance on SK Global is very clear.

   - We are NOT considering to support SK Global by participating in SK Global's rights offering or debt to equity swap.

   - We do NOT have plans to expand our account receivables by opposing our shareholder's and creditor's rights and interests. Also, account receivables, which we hold are normal trade receivables and are different from financial receivables.

   - We believe the word "support" is not adequate between the two companies. We had been maintaining the relationship with SK Global since we had believed that SK Global had competitive edge in terms of operational cost and services but currently we are reevaluating the costs and risks in order to reestablish the relationship with the company and to maximize our profit in the future. "Support" is impossible under the current fair trade law and as we

had stated before, it will not happen in the future.

5. We promise to our investors that we will focus on maximizing the interests of shareholders, creditors and customers and to enhance the transparency of the management and its operation.

6. Selective Disclosure
   - Information provider: SK Corp. PR Team
   - Information recipient: The press
   - Time/Place and name of event: Mar 17, 2003 / Press release

7. Point of Contact:
   - Disclosure officer: Senior Vice President Jeong Joon Yu
   - Person in charge: Joon Hee Lee
   - Department: IR Team

8. Others: None

【10】

Leasing Real Estate from Major Shareholders etc. (Mar 17, 2003)

1. Name of the company: SK Global
   - Relationship with the company: Affiliated Company

2. Details
   - Date of lease: Feb 1, 2003
   - Real estate leased: Office (267.44 ㎡)
   - Location of real estate: 7-8 Samjun dong, Songpa ku, Seoul and other 11 places
   - Specifics of lease
     - Period: Feb 1, 2003 ~ Dec 31, 2003
     - Deposit (KRW): -
     - Rental Payment (KRW): 3,393,000

3. Purpose of transaction: Business place

4. Decision date (date of board resolution): Mar 15, 2003
   - Outside director: N/A
   - Auditor: N/A

5. Applicability to Fair Trade Act: No

6. Others:
   - Decision date is the contract date.
   - Rental payment is the sum of monthly payments.

7. Date of relevant disclosure: None

【11】

Financial Results (Fair Disclosure)
(Mar 24, 2003)

1. Type of information: SK Corp Sales Results (February 2003)

2. Details
   1) Period: February 2003
   2) Results:

(Bil KRW)

	Jan 2003	Feb 2003	Changes
Petroleum	1,060	1,060	0%
Petrochemical	265	260	-2%
Lubricant	33	40	+21%

④ Petroleum: Sales volume and amount decreased due to less working day and lower demand for diesel and kerosene but unit price went up by 4%.
⑤ Petrochemical: Sales volume and amount slightly decreased due to less working day but unit price increased.
⑥ Lubricant: Sales volume increased by 16% and amount increased by 23%.

3. Selective Disclosure
   - Information provider: SK Corp. IR Team
   - Information recipient: Analysts and investors
   - Time/Place and name of event: Information to be uploaded on the company web site on 24, Mar.

4. Point of Contact:
   - Disclosure officer: Senior Vice President Jeong Joon Yu
   - Person in charge: Joon Hee Lee
   - Department: IR Team

5. Others: Refer to the attached for more detailed information

【12】

Leasing Real Estate to Major Shareholders etc. (Mar 26, 2003)

1. Name of the company: Smartic
   - Relationship with the company: Affiliated Company

2. Details
   - Date of lease: Mar 1, 2003
   - Real estate leased: Office (60.17 m^2)
   - Location of real estate: 14th floor Yonsei Bldg, 84-11 Namdaemunro 5 ga, Chung ku, Seoul
   - Specifics of lease
     - Period: Mar 1, 2003 ~ Feb 28, 2004
     - Deposit (KRW): 118,300,000
     - Rental Payment (KRW): -

3. Purpose of transaction: Office

4. Decision date (date of board resolution): Mar 25, 2003
   - Outside director: N/A
   - Auditor: N/A

5. Applicability to Fair Trade Act: No

6. Others:
   - Decision date is the contract date.

7. Date of relevant disclosure: None

【13】

Response to Inquiry on Market Rumor or Media Report (Denial) (Mar 28, 2003)

Disclosure upon request for information on 'SK Corporation's acquisition of KEPCO subsidiary, Namdong Power'

We hereby acknowledge that the company abandoned participating in the bidding for Namdong Power privatization.

(Disclosure officer) Senior Vice President Jeong Joon Yu

※ This statement is a response to the KSE's request for information made at 11:17 on 4 Dec, 2002.

【14】

Purchase of Real Estate from Major Shareholders etc. (Apr 2, 2003)

1. Name of seller (major shareholder): SK Global
   - Relationship with the company: Affiliated Company

2. Details of purchase
   - Date of purchase: Mar 5, 2003
   - Real estate purchased: Stakes in service stations
   - Location of real estate: 21st century service station, Sindaebang dong, Dongjak ku, Seoul and other 284 places
   - Purchase amount (KRW): 214,519,262,899
   - Profits and losses resulting from purchase (KRW): -

3. Purpose of transaction: Improvement in marketing efficiency & competitiveness

4. Decision date (date of board resolution): Mar 5, 2003
   - Outside director: Present (5), Absent (-)
   - Auditor: Present

5. Applicability to Fair Trade Act: Yes

6. Others:
   - Stakes in service stations purchased will be leased back to SK Global for the purpose of operational improvement in marketing network.

7. Date of relevant disclosure: None

【15】

Response to Inquiry on Market Rumor or Media Report (Apr 10, 2003)

Disclosure upon request for information on 'Lawsuit raised against SK Corp. forcing it to reverse the earlier transaction with regards to the purchase by SK Corp. of stakes in SK global's service stations'

Regarding the lawsuit against SK Corp. forcing it to reverse the earlier transaction with regards to the purchase by SK Corp. of stakes in SK global's service stations reported by press, the company has not received any notification from the court in the form of a petition, etc.

We will disclose whether or not the lawsuit has been raised including details of lawsuit, as soon as we receive any notification from the court.

(Disclosure officer) Senior Vice President Jeong Joon Yu

※ This statement is a response to the KSE's request for information made at 11:59 on 10 Apr, 2003.

Change in Majority Shareholder or Principal Shareholder (Apr 11, 2003)

1. Details of change
   [Before change]
   - Name of majority (or principle) shareholder: -
   - Number of shares held: -
   - Share holding ratio (%): -
   [After change]
   - Name of majority (or principle) shareholder: Crest Securities
   - Number of shares held: 15,725,890
   - Share holding ratio (%): 12.39

2. Reasons for change: Acquisition of more than 10 % of total shares outstanding
   (Crest securities became a new principal shareholder)
3. Date when the change is confirmed: Apr 10, 2003

4. Others: Share holding ratio is for common stock

【17】

Change in Majority Shareholder or Principal Shareholder (Apr 15, 2003)

1. Details of change
   [Before change]
   - Name of majority (or principle) shareholder: SK C&C and related 9 sharholders
   - Number of shares held: 30,299,947
   - Share holding ratio (%): 23.87
   [After change]
   - Name of majority (or principle) shareholder: Crest Securities
   - Number of shares held: 19,028,000
   - Share holding ratio (%): 14.99

2. Reasons for change: Acquisition of more than 13.46 % (less 10.41% of treasury stock) of existing majority shareholder

3. Date when the change is confirmed: Apr 14, 2003

4. Others: Share holding ratio is for common stock

【18】

General Fair Disclosure Obligation (Apr 15, 2003)

[SK Corp. public Disclosure/ Press Release]

The following statement is a press release that explains and clears out our position regarding the recent announcement made by Sovereign Asset Management.

"SK Corporation, will maximize Long-term Corporate Value by Enhancing Corporate Transparency led by Board of Directors "

1. By purchasing 14.76% of SK Corporation's shares, Sovereign Asset Management has recently become the largest single shareholder. SK Corporation and Sovereign had a meeting and exchanged valuable opinions on SK Corporation's future.

2. From the meeting with Sovereign Asset Management, we confirmed that two companies pursued the same goal of increasing shareholder value by empowering Board of Directors as a decision maker to promote transparent management."
   - SK Corporation clearly explained our standpoint through Investor Conference (Mar. 13), General Shareholders' Meeting (Mar. 14) and Press Release (Mar. 17) that we would improve the corporate governance by the role of the board of directors as the final decision maker. We will also promote transparent management to maximize shareholder value
   - Sovereign Asset Management has made clear on the press release (April 14) that its goal is to increase shareholder value and agreed to work closely with us to achieve its goal.

3. In the mean time, SK Corporation is considering several plans to enhance corporate transparency.
   - The role of Board of Directors will be strengthened as the final decision maker, and we are also considering reinforcing the role of outside directors.
   - We will enhance corporate transparency by releasing material management information to the public in a timely manner and strengthening the role of audit committee.

- In addition, we will be a socially ethical company that strictly complies with relevant laws and regulation including the Fair Trade Laws.

4. Regarding corporate reform mentioned by Sovereign Asset Management, SK Corporation had already introduced 'SUPEX2000'(Corporate Value Enhancement Program) to strengthen its corporate system in a dynamically changing management environment, and will continue to develop various strategies to enhance corporate value.
   - By introducing KPI System, we are enhancing the performance measurement system. The program focusing on Input/Output operating efficiency and improving management infra are also in progress.
   - To maximize corporate value, SK Corporation set EVA as the main performance index, and do our utmost to achieve EVA>0 by 2005.
   - By selling low profit assets, we will improve a financial structure, and strengthen competitive edge by minimizing cost and improving profit efficiency of the existing business.

If there is additional information regarding the discussion with Sovereign Asset Management or any material management decision, we will release the information in a timely manner.

5. Selective Disclosure Selective Disclosure
   - Information provider: SK Corp. PR Team
   - Information recipient: The press
   - Time/Place and name of event: Apr 15, 2003 /

6. Point of Contact:
   - Disclosure officer: Senior Vice President Jeong Joon Yu
   - Person in charge: Joon Hee Lee
   - Department: IR Team

7. Others: None

【19】

Business and Management Plan (Fair Disclosure) (Apr 24, 2003)

1. Type of the plan: Strategic alliance with domestic or foreign corporations

2. Purpose of the plan: Advance into agricultural medicine vessel and packing material market in China with internally developed plastic compound (NOTRAN)

3. Project schedule
   ① Signing ceremony for 50:50 joint company with SHENXIN in Hangzhou, China on Apr 24, 2003
   ② Expand facilities with production capacity of 300 million units by 2005

4. Estimated amount invested: 10 million USD by 2005

5. Details
   ① SK Corp. provides manufacturing facilities, technology and raw materials while SHENXIN provides lands, labor and marketing network.
   ② Target share in agricultural medicine vessel market in China by 2005 is 20 %.
   ③ Going forward, SK Corp. plans to advance into more value added businesses such as food and cosmetics packing materials.

6. Desired results
   ① Sales of 20 billion KRW when target market share by 2005 is achieved
   ② Enter in full scale into high value added products market in China

7. Difficulty Factors: N/A

8. Decision date (date of board resolution): N/A

9. Selective Disclosure
   - Information provider: SK Corp. PR Team
   - Information recipient: The press
   - Time/Place and name of event: Apr 24, 2003 / Press release

10. Point of Contact:
    - Disclosure officer: Senior Vice President Jeong Joon Yu

- Person in charge: Joon Hee Lee
- Department: IR Team

11.Others: None

Leasing Real Estate to Major Shareholders etc. (Apr 26, 2003)

1. Name of the company: SK Global
   - Relationship with the company: Affiliated Company

2. Details
   - Date of lease: Mar 5, 2003
   - Real estate leased: 338 Service stations
   - Location of real estate: 21st century service station, Sindaebang dong, Dongjak ku, Seoul and other 337 places
   - Specifics of lease
     - Period: Mar 5, 2003 ~ Nov 30, 2008
     - Deposit (KRW): 102,927,200,000
     - Rental Payment (KRW): 426,400,000

3. Purpose of transaction: Improvement in marketing efficiency & competitiveness

4. Decision date (date of board resolution): Apr 25, 2003
   - Outside director: Present (5), Absent (-)
   - Auditor: Present

5. Applicability to Fair Trade Act: Yes

6. Others:
   - Rental periods vary for each service stations and in most cases expires before 2004
   - Rental payment is sum of monthly rental payments for each service stations

7. Date of relevant disclosure: None

【21】

Financial Results (Fair Disclosure)
(Apr 29, 2003)

1. Type of information: SK Corp Sales Results (March 2003)

2. Details
   1) Period: March 2003
   2) Results:

(Bil KRW)

	Mar 2003	Feb 2003		Mar 2002	
	Results	Results	Changes	Results	Changes
Petroleum	1,039	1,060	-2%	871	19%
Petrochemical	269	260	3%	213	26%
Lubricant	29	40	-28%	32	-8%

① Petroleum: Sales volume and amount slightly decreased due to seasonal effect but unit price went up due to strong crude oil price.
② Petrochemical: Sales volume and amount slightly decreased but sales price increased due to strong petrochemical product price.
③ Lubricant: Sales volume and amount decreased from previous month.

3. Selective Disclosure
   - Information provider: SK Corp. IR Team
   - Information recipient: Analysts and investors
   - Time/Place and name of event: Information to be uploaded on the company web site on 29, Apr.

4. Point of Contact:
   - Disclosure officer: Senior Vice President Jeong Joon Yu
   - Person in charge: Joon Hee Lee
   - Department: IR Team

5. Others: Refer to the attached for more detailed information

File No.
82-3901

3. Press Releases

【01】

SK Sturdy Despite Financial Scandal
(Mar 13, 2003)

Revelations that SK Global, the trading arm of the country's third largest conglomerate, inflated its earnings and other financial records has raised concerns that this could be another Daewoo.
Both SK Corp. chairman Chey Tae-won, the de facto SK owner, and SK chairman Son Kil-seung have been indicted, sparking concern that another mighty conglomerate is falling apart.
However, a closer look at SK's structure makes it obvious that SK is not another Hyundai and certainly not another Daewoo, which collapsed under the weight of over 88 trillion won in debt.
For one thing, SK is the beneficiary of the government's corporate restructuring that forced many large businesses to sever financial dealings between its subsidiaries.
None of the SK subsidiaries have debt repayment obligations to one another and the only company that is exposed is SK Corp., since it has a 37.9 percent stake in SK Global.
In the case of SK Telecom, South Korea's largest mobile communications service company, its only exposure is 3 billion won in due payments _ an amount that the blue chip company can write off with ease.
``Fortunately, the financial problems involving SK Global are completely isolated and do not affect other leading subsidiaries,'' a securities analyst said.
In fact, what looked really bad at the initial stages now appears manageable, particularly since both the government and the company's creditors are eager to keep it afloat.
``While SK Global is not a hugely profitable company, it has assets of 6.9 trillion won and there is a realistic possibility that it can get back on its own two feet,'' an official of Hana Bank, the lead creditor of the trading company.
With the government showing its determination to keep SK Global going, creditors are having an easier time coming up with a restructuring plans to reduce the company's debt and improve its financial health.
``If we help SK Global reduce its debt to less than 4 trillion won and increase its capital to 2 trillion won, we will have a healthy company with a debt-to-equity ratio of under 200 percent,'' the Hana official said.
Already, subsidiaries like SK Corp. are devising plans to liquidate some of SK Global's assets, including the acquisition of the trading company's stake in filling stations across the country valued at about 1 trillion won.
``This is the initial stage and we will have to develop realistic restructuring plans to make SK Global a viable company,'' the Hana official said.

If this is not enough, the government has said it will play an active role in building firewalls between SK Global and other SK companies to ensure that they are not adversely affected.

``This is a very delicate time with the possibility of war in Iraq and the nuclear arms situation in North Korea and we cannot afford a chain reaction,'' a Ministry of Finance and Economy official said.

On their own, without the exposure to the financial troubles of SK Global, SK Telecom and SK Corp. are large and profitable companies that have been posting stellar business results in recent years.

SK Telecom posted revenues of 6.2 trillion won on assets of 10.6 trillion won for an operating profit of 1.8 trillion won in 2001 and SK Corp. chalked up corresponding figures of 14.3 trillion won, 14.3 trillion won and 1 trillion won respectively

[02]

SK Corp. embarks on self-rescue, asset sales
(Mar 13, 2003)

SK Corp., the centerpiece firm of SK Group, yesterday announced sweeping self-rehabilitation measures including asset sales, containment of fallout from the unfolding debt crisis at sister unit SK Global.

In a statement released during an investors relations session, SK Corp. said that its current cash holdings and deposits, estimated at 2.6 trillion won (about $2.1 billion), including $700 million in foreign currencies, are sufficient enough to shield itself from the SK Global crisis.

SK Corp., Korea`s largest oil-refining company controlling 38.68 percent of SK Global, an international trade unit, reported 1.5 trillion won in uncollected sales from SK Global in net terms. In addition, slightly over 100 billion won worth of debt and payment guarantees were confirmed between the two firms.

"Besides the uncollected sales and guarantees, SK Corp. has no other hidden debts owed by SK Global," said the statement, delclaring the launch of sweeping overhauls, including steep cuts in investments and expenses and asset sales.

"SK Corp. will not extend blind support for the distressed SK Global. Instead, the management will put the top priority on its own profitability. Thus, speculation over an debt-for-equity swap for SK Global is groundless." It also argued that SK Corp. will still be able to attain its annual profit goal of 700 billion to 800 billion won, despite the SK Global crisis. In this regard, company officials also revealed SK Corp. is considering massive stock buybacks to help prop up the company share prices.

Shortly after the outbreak of the SK Global debt crisis, creditor banks raised deep concerns that an overspill could affect SK Corp. and other SK affiliates.

In a related development, SK Global announced that it will sell off all equities in other SK companies, as well as non-core assets, as part of an effort to stay afloat.

In the first such move, SK Global dumped 483,185 shares in SK Telecom for 139.6 billion won.

SK Group owner Chey Tae-won has indirectly controlled key SK companies thus far through a 49 percent stake holdingin the unlisted SK C&C - a leading system integration firm that has acted as a virtual holding company in the past for SK Group. With his SK C&C stocks and other assets deposited with creditors as collateral for SK Global`s debt, Chey now risks losing control of Korea`s third largest conglomerate.

Chey`s exit may pave the way for managerial future independence of key SK companies, including SK Corp. and SK Telecom, with each SK company independently run by its own CEO for the time being. In the long run, however, the entire group may shift to a holding company structure, with SK Corp. controlling

SK Telecom, SK Global and other key units, watchers speculate.
SK C&C, SK Construction, SK Chemical and other friendly forces currently own about 20 percent of SK Corp., compared with a combined foreign investor stake of 32.18 percent.

【03】

SK Corp. remains on credit watch: S&P
(Apr 1, 2003)

Standard & Poor`s Ratings Services, a global credit-ratings agency, said yesterday that its BBB- long-term rating on SK Corp. remains on CreditWatch with negative implications following the revelation of accounting fraud at SK Global, SK group`s trading arm.

S&P said that concerns linger over the effect of the SK Global scandal on SK Corp.`s business operations and ability to access the financial markets.

Since the accounting scandal came to light on March 11, SK Global has been placed under a workout program with key creditors. Uncertainties remain over whether the company can successfully restructure, or whether it will fall into bankruptcy, the ratings agency said.

To date, SK Corp.`s crude oil imports and petroleum sales have not been disrupted by SK Global`s workout status.

Major creditor banks continue to provide usance lines to SK Corp. for crude oil purchases. In addition, SK Corp.`s immediate liquidity concerns and upcoming debt maturities will be offset by an ample cash balance of 2.7 trillion won as of March 21, the rating agency said.

【04】

SK Pledges `Clean' Start on 50th Anniversary
(Apr 8, 2003)

SK Group,the nation's third largest conglomerate, announced yesterday on the 50thanniversary of its foundation that the group plans to make a fresh start toward``clean and responsible management."

In a speechto the group's CEOs at SK Academy in Yongin, Kyonggi Province, SK chairman SonKil-seung said the group ``has to turn the hardship into an opportunity to makeitself transparent and competitive globally and restore the trust of thepublic."

He also apologized again for the accountingfraud of SK Global, the group's trading arm, while praising the commitment of managementand employees.

SK Groupheld a scaled-down 50th anniversary ceremony, with only the groupmanagement paying homage to SK founder Chey Jong-kun and the late chairman Chey Jong-hyun, as the group owner and SK Corp. chairman Chey Tae-won wascharged for his involvement in the fraud last month.

SKGroup, founded in 1953 as a textile company, grew to become the nation's third largestbusiness group with 60 affiliates, including an oil refineryand a mobile phone carrier, through two key takeovers ofstate-run companies _ Yukong (currently SK Corporation) in the 1980s and KoreaMobile Telecom (currently SK Telecom) in the 1990s.

However, the group was hit hard by the discoverythat SK Global had been window dressing its accounts. Chey Tae-won was putbehind bars for his involvement in the fraud and for insider trading tosolidify his control over the entire group. Nine other executives were accused ofhelping Chey to inflate profits in 2001 by falsifying account books.

SK Global creditorshave considered filing for court receivership to keep the company afloat, whileother affiliates have tried to distance themselves from the trading arm toavoid fallout.

To add to SK's woes, the prosecution announcedyesterday that it plans to investigate whether SK Global has engaged in bribingpolitical figures to gain influence.

To counter market concerns over the bribery charges,SK is enacting transparent management initiatives and plans to establish high profit-orientedbusiness structures to increase future growth by 2005.

【05】

SK denies hostile takeover by Crest
(Apr 12, 2003)

Crest Securities which recently became SK Corp.`s largest single shareholder by buying shares in the market, is currently in discussions with the SK unit regarding the motives behind the purchases, an SK official said yesterday.
But he denied market speculation that Crest is attempting a hostile takeover, saying that both parties agreed to friendly relations.
Crest Securities, a Virgin Island-based company, became the largest shareholder of SK Corp after it purchased 10.97 million shares in the stock market from March 26 to April 2, which was enough to give it an 8.64 percent stake in SK Corp., slightly bigger than the 8.63 percent stake owned by SK C&C, the second largest shareholder.
Crest bought an additional 4.76 million shares in SK Corp. from April 3 to April 9, raising its stake in the SK Group unit to 12.39 percent.
Crest Securities is fully owned by Sovereign Asset Management Ltd., an investment fund based in Monaco. Sovereign`s chief operation officer, James Fitter, is currently in Seoul meeting with SK Corp officials. Fitter was the former head of the emerging market research at Deutsche Bank.
"SK Corp`s chief financial officer is in contact with James Fitter right now," said an official from SK Corp. "They are having a constructive and friendly conversation that is helpful for SK Corp."
The official, however, declined to provide details on the content of the discussions.
The motives behind Crest Securities` purchase of SK Corp. stocks have sparked a lot of talk in the domestic markets.
Crest confirmed in a statement it is in negotiations with SK Corp., and said that its investment was as a "long-term fund" but did not provide any specific information on its purpose.
Analysts have speculated that Crest could be attempting "greenmail", or selling shares back to the SK Corp at a higher price. There is also speculation that Crest could be attempting a hostile takeover of the SK Group`s flagship unit. Officials from both companies have not revealed whether Crest is seeking to participate in the management of SK Corp.
Shares of SK Corp. have steadily risen over 2,000 won since it was first revealed that Crest Securities had become the largest shareholder of the company. SK Corp. shares rose 50 won to 11,000 won on Thursday. Its shares did not trade yesterday after the Korea Stock Exchange suspended trading of SK Corp. shares for a day for violating disclosure rules.
Fair Trade Commission Chairman Kang Chul-kyu said on Friday that the watchdog was "closely watching" Crest Securities, but that it would not take action

unless a violation of fair trade rules was uncovered.

The SK conglomerate is reeling from a scandal over alleged accounting fraud an improper stock transactions by SK Corp. Chairman Chey Tae-won, who was indicted by the prosecution on March 11, along with 10 other executives from SK.

【06】

Crest to stop buying SK Corp. shares
(Apr 18, 2003)

Facing mounting suspicions of its hostile takeover of SK Corp., Crest Securities officially announced yesterday it has no plans to buy additional shares in the oil refiner.

"Neither Crest (or any other member of the Sovereign Group) has bought any SK Corp. shares in the market since April 9, 2003 nor do we have any intention of doing so," James N. Fitter, Crest`s chief operating officer, said in a statement.

Pointing out it currently holds 19,028,000 SK Corp. shares, which is a 14.99 percent stake, Fitter said his firm well recognized any move above that level would change the status of SK Corp. on SK Telecom to a foreign entity under the Telecommunications Business Act.